Filed pursuant to General Instruction II.K to
Form F-9, File No. 333-130306

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement SUBJECT TO COMPLETION	March 10, 2006

Pricing Supplement No. 11 to the Prospectus dated December 21, 2005 and the
Prospectus Supplement dated December 21, 2005

US$
Royal Bank of Canada
Senior Global Medium-Term Notes, Series B
Commodity Real Return Notes due March 31, 2008 (Linked to the Dow Jones-AIG Commodity IndexSM

Issuer:	Royal Bank of Canada ("Royal Bank")
Issue Date:
Maturity Date and Term:	March 31, 2008 (resulting in a term to maturity of two years)
Coupon:	We will not pay you interest during the term of the Notes.
Underlying Index:	The return on the Notes is linked to the performance of the Dow Jones-AIG Commodity IndexSM (the "Index").
Minimum Investment:	US$5,000 (Subject to such other restrictions, as may be applicable to such investors under the private offering rules of any jurisdiction outside the United States. See "Risk Factors—Non-U.S. Investors May Be Subject to Certain Additional Risks.")
Denomination:	US$1,000 and integral multiples thereof.
Minimum Redemption Amount:	The principal amount multiplied by 75%
Payment at Maturity:	If the Final Index Level is greater than or equal to the Initial Index Level, then, at maturity, you will receive a cash payment equal to:
• Principal amount + (principal amount x percentage change x participation rate)
If the Final Index Level is less than the Initial Index Level, then, at maturity, you will receive a cash payment equal to the greater of:
• Principal amount + (principal amount x percentage change), or
• The minimum redemption amount.
Percentage Change:	The percentage change is equal to the following (expressed as a percentage):
Final Index Level – Initial Index Level Initial Index Level
Participation Rate:	Will be determined on the pricing date. The participation rate will not be less than 105% or higher than 125%.
Initial Index Level:	, the closing level of the Index on March 28th, 2006
Final Index Level:	, the closing level of the Index on March 26th, 2008
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Ownership and Book-Entry Issuance" in the accompanying prospectus).
CUSIP Number:	78008EAZ0
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Calculation Agent:	JPMorgan Chase Bank, N.A.

"Dow JonesSM," "AIG®" "Dow-Jones-AIG Commodity IndexSM," and "DJ-AIGCISM" are registered trademarks or service marks of Dow Jones & Company, Inc. and American International Group, Inc. ("American International Group"), as the case may be, and have been licensed for use for certain purposes by Royal Bank of Canada. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such products.

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-4 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

	Price to Public	Agent's Commission	Proceeds to Royal Bank of Canada
Per Note	100%	%	%
Total	$	$	$

RBC Capital Markets Corporation

Pricing Supplement dated March     , 2006

TABLE OF CONTENTS

Pricing Supplement
Summary	P-1
Risk Factors	P-7
The Index	P-13
Specific Terms of the Notes	P-23
Use of Proceeds and Hedging	P-28
Supplemental Tax Considerations	P-29
Supplemental Plan of Distribution	P-32
Documents Filed as Part of the Registration Statement	P-32
Exhibit A — Auditors' Consent	P-33
Prospectus Supplement
About This Prospectus Supplement	S-3
Recent Developments	S-3
Consolidated Ratios of Earnings to Fixed Charges	S-3
Risk Factors	S-4
Use of Proceeds	S-7
Description of the Notes We May Offer	S-8
Certain Income Tax Consequences	S-27
Employee Retirement Income Security Act	S-40
Supplemental Plan of Distribution	S-41
Documents Filed as Part of the Registration Statement	S-46
Prospectus
Documents Incorporated by Reference	1
Where You Can Find More Information	3
About This Prospectus	3
Caution Regarding Forward-Looking Information	4
Royal Bank of Canada	5
Risk Factors	6
Use of Proceeds	6
Consolidated Ratios of Earnings to Fixed Charges	6
Description of Securities We May Offer	7
Additional Mechanics	10
Special Situations	12
Subordination Provisions	14
Defeasance	16
Events of Default	17
Ownership and Book-Entry Issuance	19
Our Relationship with the Trustee	25
Tax Consequences	25
Plan of Distribution	25
Validity of Securities	27
Experts	27
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others	28
Documents Filed as Part of the Registration Statement	28

i

SUMMARY

The Commodity Real Return Notes (the "Notes") are medium-term notes issued by Royal Bank of Canada offering some principal protection and enhanced participation in any appreciation of the Dow Jones-AIG Commodity IndexSM (the "Index") at maturity. The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated December 21, 2005, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Issuer:	Royal Bank of Canada

Issue Date:

Maturity Date and Term:	March 31, 2008 (resulting in a term to maturity of approximately two years)

Coupon:	We will not pay you interest during the term of the Notes.

Underlying Index:	The return on the Notes is linked to the performance of the Dow Jones-AIG Commodity IndexSM (the "Index"). The Index is designed to be a diversified benchmark for commodities as an asset class. The Index is currently composed of nineteen futures contracts on physical commodities traded on U.S. exchanges, with the exception of aluminum, nickel and zinc contracts, which trade on the London Metal Exchange (the "LME"). The Index was designed by AIG International Inc. ("AIGI") and is calculated by Dow Jones & Company, Inc. ("Dow Jones") in conjunction with AIGI.

Denomination:	US$1,000 and integral multiples thereof

Minimum Redemption Amount:	The principal amount multiplied by 75%

Payment at Maturity:	If the Final Index Level is greater than or equal to the Initial Index Level, then, at maturity, you will receive a cash payment equal to:

•	Principal amount + (principal amount x percentage change x participation rate)

If the Final Index Level is less than the Initial Index Level, then, at maturity, you will receive a cash payment equal to the greater of:

•	Principal amount + (principal amount x percentage change), or

•	The minimum redemption amount.

Percentage Change:	The percentage change is equal to the following (expressed as a percentage):

Final Index Level – Initial Index Level Initial Index Level

Participation Rate:	Will be determined on the pricing date. The participation rate will not be less than 105% or higher than 125%.

Initial Index Level:	, the closing level of the Index on March 28, 2006 (the "initial valuation date").

Final Index Level:	The closing level of the Index on March 26, 2008 (the "final valuation date").

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Ownership and Book-Entry Issuance" in the accompanying prospectus).

CUSIP Number:	78008EAZ0.

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent:	JPMorgan Chase Bank, N.A.

Selected Purchase Considerations:

•	Growth Potential—The Notes provide the opportunity for enhanced participation in potential increases in the level of the Index. You will receive [105-125]% of any such gains, as measured on the final valuation date, at maturity.

•	Limited Principal Protection—You will lose some of your principal amount invested ("principal amount") at maturity, if the Index declines between the initial valuation date and the final valuation date. Any such loss, however, will be limited to 25% of the principal amount.

Selected Risk Considerations:

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

•	Market Risk—The extent to which the return on the Notes is positive is linked to the performance of the Index, and will depend on whether, and the extent to which, the percentage change is positive or negative. Commodity prices may change unpredictably, affecting the Index level and the value of your Notes in unforeseeable ways. The Index is based on the futures prices of certain physical commodities (the "Index Commodities"). For a more complete discussion of commodity futures, see "The Commodity Futures Market" on page P-19.

•	Principal at Risk—You will lose up to 25% of your principal amount at maturity, if the Index decreases between the initial valuation date and the final valuation date at a rate of 1% loss of principal for every 1% decrease in the Index level.

•	No Interest Payments—You will not receive any periodic interest payments on the Notes.

•	Limited Portfolio Diversification—The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy and agriculture, and may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. See "The Index—Diversification Rules" in this pricing supplement.

•	There May Be Little or No Secondary Market for the Notes—The Notes will not be listed on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. RBC Capital Markets Corporation and potentially other affiliates of Royal Bank of Canada intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

The Notes may be a suitable investment for you if:

•	You seek an investment with a return linked to the performance of the Index.

•	You are willing to hold the Notes to maturity.

•	You do not seek current income from this investment.

The Notes may not be a suitable investment for you if:

•	You are unwilling to risk any loss of principal.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You prefer not to create an overconcentrated position in the commodities sector of your portfolio.

•	You seek current income from your investment.

•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

The Notes will probably be treated for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, even though we will only make interest payments (if any) on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations—Supplemental U.S. Tax Considerations" on page P-27.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: Calculate the percentage change.

Percentage Change	=	Final Index Level – Initial Index Level
Initial Index Level

Where the "Initial Index Level" is the closing level of the Index on March 28th, 2006, and the "Final Index Level" is the closing level of the Index on March 28th, 2008.

Step 2: Calculate the payment at maturity.

If the Final Index Level is greater than or equal to the Initial Index Level, then, at maturity, you will receive a cash payment equal to:

•	Principal amount + (principal amount x percentage change x participation rate)

If the Final Index Level is less than the Initial Index Level, then, at maturity, you will receive a cash payment equal to the greater of:

•	Principal amount + (principal amount x percentage change), or

•	The minimum redemption amount.

Minimum Redemption Amount:    The principal amount multiplied by 75%

Participation Rate:    Will be determined on the pricing date. The participation rate cannot be less than 105% or higher than 125%.

Example 1

The principal amount is $5,000. On the final valuation date there is a 25% increase from the initial index level of 150.00.

Percentage Change: 25%
Payment at Maturity (assuming a participation rate of 115%):

•	Principal amount + (principal amount x percentage change x participation rate) = $5,000 + ($5,000 x 25% x 115%) = $6,437.50

On a $5,000 investment, a 25% percentage change results in a payment at maturity of $6,437.50, a 28.75% return on the notes.

Example 2

The principal amount is $5,000. On the final valuation date there is a 40% decrease from the initial index level of 150.00.

Percentage Change: –40%
Payment at Maturity: Greater of

•	Principal amount + (principal amount x percentage change) = $5,000 + ($5,000 x –40%) = $3,000; OR

•	The minimum redemption amount (principal amount x 75%) = $5,000 x 75% = $3,750

On a $5,000 investment, a –40% percentage change results in a payment at maturity of $3,750, a –25.00% return on the notes.

Example 3

The principal amount is $5,000. On the final valuation date there is a –5% decrease from the initial index level of 150.00.

Percentage Change: –5%
Payment at Maturity: Greater of

•	Principal amount + (principal amount x percentage change) = $5,000 + ($5,000 x –5%) = $4,750; OR

•	The minimum redemption amount (principal amount x 75%) = $5,000 x 75% = $3,750

On a $5,000 investment, a –5% percentage change results in a payment at maturity of $4,750, a –5.00% return on the notes.

The following table illustrates the hypothetical return at maturity of the Notes over a range of performances of the Index, assuming an initial index level of 150.00, and a participation rate of 115%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total return applicable to an investor in the Notes. The numbers appearing in the following table have been rounded for ease of analysis. The hypothetical total returns set forth do not represent an annualized compounded return, but rather the total return on the Notes at maturity.

Final Index Level	Percentage Change	Total Return on Notes
0.0	–100%	–25%
7.5	–95%	–25%
15.0	–90%	–25%
22.5	–85%	–25%
30.0	–80%	–25%
37.5	–75%	–25%
45.0	–70%	–25%
52.5	–65%	–25%
60.0	–60%	–25%
67.5	–55%	–25%
75.0	–50%	–25%
82.5	–45%	–25%
90.0	–40%	–25%
97.5	–35%	–25%
105.0	–30%	–25%
112.5	–25%	–25%
120.0	–20%	–20%
127.5	–15%	–15%
135.0	–10%	–10%
142.5	–5%	–5%
150.0	0%	0%
157.5	5%	6%
165.0	10%	12%
172.5	15%	17%
180.0	20%	23%
187.5	25%	29%
195.0	30%	35%
202.5	35%	40%
210.0	40%	46%
217.5	45%	52%
225.0	50%	58%
232.5	55%	63%
240.0	60%	69%
247.5	65%	75%
255.0	70%	81%
262.5	75%	86%
270.0	80%	92%
277.5	85%	98%
285.0	90%	104%
292.5	95%	109%
300.0	100%	115%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the Dow Jones-AIG Commodity IndexSM (the "Index"). Investing in the Notes is not equivalent to investing directly in the commodities comprising the Index or the Index itself. See "The Index" below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Do Not Pay Interest or Guarantee Return of Your Investment

The Notes do not pay interest and may not return up to one quarter of the principal amount invested. The amount payable at maturity will be determined pursuant to the terms described in this pricing supplement. At maturity, if the Index depreciates between the initial valuation date and the final valuation date, you will lose up to 25% of your principal amount at a rate of 1% loss of principal for every 1% decrease in the Index level.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Therefore, you may sustain a significant loss if you sell the Notes in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the level of the Index will affect the market value of the Notes more than any other factor. Other factors described in detail in the paragraphs below that may influence the market value of the Notes include:

•	the volatility of the Index (i.e., the frequency and magnitude of changes in the level of the Index);

•	the market price of the Index Commodities or the exchange-traded futures contracts on the Index Commodities;

•	the time remaining to the maturity of the Notes;

•	supply and demand for the Notes, including inventory positions with RBC Capital Markets Corp., its affiliates or any other market maker;

•	interest rates;

•	economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the Index or the market price of the Index Commodities or the exchange-traded futures contracts on the Index that affect commodities and futures markets generally; or

•	the creditworthiness of Royal Bank of Canada.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact of the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of Your Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price". Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your Notes.

Risks Associated with the Index May Adversely Affect the Market Price of the Notes

Because the Notes are linked to the Index which currently reflects the return on futures contracts on nineteen different exchange-traded physical commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the Index will be calculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the Index for the following year. However, Dow Jones & Company, Inc. ("Dow Jones") and AIG International Inc. ("AIGI"), a subsidiary of American International Group, Inc., may not discover every discrepancy. Furthermore, the annual weightings for the Index are normally determined each year in June and announced in July by AIGI under the supervision of an index oversight committee, which has a significant degree of discretion in exercising its supervisory duties with respect to the Index and has no obligation to take the needs of any parties to transactions involving the Index into consideration when reweighting or making any other changes to the Index. Finally, subject to the minimum/maximum diversification limits described in "The Index—Diversification Rules" in this pricing supplement, the exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

Higher Future Prices of the Index Commodities Relative to Their Current Prices May Decrease the Amount Payable at Maturity

Commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. If the prices for futures contracts with distant delivery months are lower than for those in nearer delivery months, the sale of a contract with an earlier expiration will take place at a higher price than the purchase of a contract with a later expiration, thereby creating a "roll yield". While many of the contracts included in the Index have historically followed this pattern, this may not always be the case. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in markets in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. If commodities that make up the Index follow this pattern, it could result in negative "roll yields," which could adversely affect the value of the Index and, accordingly, decrease the payment you receive at maturity.

Changes that Affect the Calculation of the Index Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity

The policies of Dow Jones and AIGI concerning the methodology and calculation of the Index, additions, deletions or substitutions of the Index Commodities or exchange-traded futures contracts on the Index Commodities could affect the Index and, therefore, could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if Dow Jones and AIGI, in their sole discretion, change these policies, for example, by changing the methodology for compiling and calculating the Index, or if Dow Jones and AIGI discontinue or suspend calculation or publication of the Index, in which case it may become difficult to determine the market value of the Notes. If events such as these occur, or if the initial index level is not available or the final index level cannot be calculated because of a market disruption event or for any other reason, the calculation agent—which will initially be JPMorgan Chase Bank, N.A.—will make a good faith estimate in its sole discretion of the final index level that would have prevailed in the absence of the market disruption event. If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on the dates when the closing level of the Index for the final index level calculation is required to be determined, the calculation agent will instead make a good faith estimate in its sole discretion of the closing level of the Index by reference to a group of physical commodities, exchange-traded futures contracts on physical commodities or indexes and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

Historical Levels of the Index Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the Notes

The actual performance of the Index over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the Index. The trading prices of exchange-traded futures contracts on the Index Commodities will determine the level of the Index. As a result, it is impossible to predict whether the level of the Index will rise or fall.

Commodity Prices May Change Unpredictably, Affecting the Index Level and the Value of Your Notes in Unforseeable Ways

Trading in futures contracts associated with the Index Commodities is speculative and can be extremely volatile. Market prices of the Index Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the level of the Index and the value of your Notes in varying ways, and different factors may cause the value of different commodities included in the Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain

Significant aspects of the tax treatment of the Notes are uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the sections entitled "Summary—What Are the Tax Consequences?" and "Supplemental Tax Considerations" in this pricing supplement, and the section "Certain Income Tax Consequences" in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

The Formula for Determining the Payment at Maturity Does Not Take into Account All
Developments in the Index

The calculation agent will calculate the redemption amount on the basis of the performance of the Index from the initial valuation date to the final valuation date. As a result, temporary fluctuations in the Index will not be directly reflected in the calculation of the index return.

You Will Not Receive Interest Payments on the Notes or Have Rights in the Exchange-Traded
Futures Contracts on the Index Commodities

You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that holders of the exchange-traded futures contracts on the Index Commodities may have.

There May Not Be an Active Trading Market in the Notes—Sales in the Secondary Market May
Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corp. and potentially other affiliates of Royal Bank of Canada may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

The Notes Are Indexed to the Dow Jones-AIG Commodity IndexSM Not the Dow Jones-AIG
Commodity Index Total ReturnSM

The Notes are linked to the Dow Jones-AIG Commodity IndexSM, which, as discussed below, reflects the returns that are potentially available through a direct investment in the futures contracts on physical commodities comprising the Index. The Dow Jones-AIG Commodity Index Total ReturnSM is a "total return" index which, in addition to reflecting those returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-AIG Commodity IndexSM and not the Dow Jones-AIG Commodity Index Total ReturnSM, any return on the Notes will not reflect the total return feature of the Dow Jones-AIG Commodity Index Total ReturnSM.

Trading and Other Transactions by Royal Bank of Canada or its Affiliates in Index Commodities, Futures, Options, Exchange-Traded Funds or Other Derivative Products on Index Commodities or the Index May Impair the Market Value of the Notes

As described below under "Use of Proceeds and Hedging" in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by purchasing Index Commodities, futures or options on Index Commodities or the Index, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of Index Commodities or the Index, and we may adjust these hedges by, among other things, purchasing or selling Index Commodities, futures, options or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of Index Commodities and the level of the and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in Index Commodities, the exchange-traded futures contracts on the Index Commodities, and other investments relating to Index Commodities on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of Index Commodities, the exchange-traded futures contracts on the Index Commodities, and the level of the Index and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of Index Commodities, the exchange-traded futures contracts on the Index Commodities, or the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to the Index Commodities, the exchange-traded futures contracts on the Index Commodities, and the Index that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to the interests of the holders of the Notes. Moreover, we and our affiliates have published and in the future expect to publish research reports with respect to some or all of the Index Commodities and physical commodities generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us and our affiliates may affect the market price of the Index Commodities and the related exchange-traded futures contracts and the level of the Index and, therefore, the market value of the Notes.

Trading and Other Transactions by AIGI and Dow Jones in the Futures Contracts Comprising the Index and the Underlying Commodities May Affect the Value of the Index

AIGI and its affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. AIGI and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of Index Commodities or are linked to the performance of the Index. Certain of AIGI's affiliates may underwrite or issue other securities or financial instruments indexed to the Index and related Indices, and Dow Jones and AIGI and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the value of the Index. For instance, a market maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying Index components in order to hedge the market maker's position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the value of the Index. With respect to any of the activities described above, none of AIGI, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

Royal Bank of Canada and its Affiliates Have No Affiliation with Dow Jones and AIGI and Are Not Responsible for its Public Disclosure of Information

We and our affiliates are not affiliated with Dow Jones and AIGI in any way (except for licensing arrangements discussed below in "The Index—License Agreement") and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. Neither Dow Jones nor AIGI is under any obligation to continue to calculate the Index or required to calculate any successor index. If Dow Jones and AIGI discontinue or suspend the calculation of the Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See "Specific Terms of the Notes—Market Disruption Event" and "—Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation" in this pricing supplement.

The information in "The Index" section in this pricing supplement has been taken from (i) publicly available sources and (ii) a summary of the Dow Jones-AIG Commodity Index Handbook (a document that is considered proprietary to Dow Jones and AIGI and is not publicly available). Such information reflects the policies of, and is subject to change by, Dow Jones and AIGI. We have not independently verified this information. You, as an investor in the Notes, should make your own investigation into the Index, AIGI, and Dow Jones. Dow Jones and AIGI are not involved in the offer of the Notes in any way and have no obligation to consider your interests as a holder of the Notes.

The Calculation Agent Can Postpone the Determination of the Final Index Level or the Maturity Date if a Market Disruption Event Occurs on the Final Valuation Date

The determination of the final index level may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date.

If such a postponement occurs, then the calculation agent will instead calculate a special final index level that will utilize the final settlement prices for those components of the Index that did not suffer a market disruption event on the date on which the final index level is to be determined. For those components of the Index that experience a market disruption event on that date, the calculation agent will calculate the final index level using the settlement price for such component of the Index on the first following business day on which the calculation agent determines that a market disruption event is not occurring with respect to that component; such day, the final valuation date. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days. If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If a market disruption event is occurring on the last possible final valuation date with respect to a component of the Index that has not already been valued, the calculation agent will make a good faith estimate in its sole discretion of the settlement price for such component of the Index that would have prevailed in the absence of the market disruption event. See "Specific Terms of the Notes—Market Disruption Event" in this pricing supplement.

Index Calculation Disruption Events May Require an Adjustment to the Calculation of the Index

At any time during the term of the Notes, the daily calculation of the Index may be adjusted in the event that AIGI determines that any of the following index calculation disruption events exists: the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day; the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day's settlement price; the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or with respect to any futures contract used in the calculation of the Index that trades on the LME, a quarterly observation date on which the LME is not open for trading. Any such Index calculation disruption events may have an adverse impact on the value of the Index or the manner in which it is calculated. See "The Index—Index Calculation Disruption Events" in this pricing supplement.

AIGI May Be Required to Replace a Designated Contract If the Existing Futures Contract Is Terminated or Replaced

A futures contract known as a "Designated Contract" has been selected as the reference contract for each underlying physical commodity. See "The Index—Composition of the Index—Designated Contracts for Each Commodity" in this pricing supplement. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced by an exchange, a comparable futures contract would be selected by the Dow Jones-AIG Commodity Index Oversight Committee, if available, to replace that Designated Contract. The termination or replacement of any Designated Contract may have an adverse impact on the value of the Index.

Royal Bank of Canada Has a Non-Exclusive Right to Use the Index

We have been granted a non-exclusive right to use the Index and related service marks and trademarks in connection with the Notes. If we breach our obligations under the license, AIGI and Dow Jones will have the right to terminate the license. If AIGI and Dow Jones choose to terminate the license agreement, we still have the right to use the Index and related service marks and trademarks in connection with the Notes until their maturity, provided that we cure our breach within thirty days of the termination of the license. If we fail to cure this breach, it may become difficult for us to determine the redemption amount of the Notes. The calculation agent in this case will determine the final index level or the fair market value of the Notes—and thus the amount payable at maturity—in a manner it considers appropriate in its reasonable discretion.

THE INDEX

The following is a description of the Dow Jones-AIG Commodity IndexSM (the "Index"), including, without limitation, its make-up, method of calculation and changes in its components. The information in this description has been taken from (i) publicly available sources and (ii) a summary of the Dow Jones-AIG Commodity Index Handbook (a document that is considered proprietary to Dow Jones and AIGI and is not publicly available). Such information reflects the policies of, and is subject to change by, Dow Jones and AIGI. We have not independently verified this information. You, as an investor in the Notes, should make your own investigation into the Index, AIGI, and Dow Jones. Dow Jones and AIGI are not involved in the offer of the Notes in any way and have no obligation to consider your interests as a holder of the Notes. Dow Jones and AIGI have no obligation to continue to publish the Index, and may discontinue publication of the Index at any time in their sole discretion.

Overview

The Index was introduced in July 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity future markets, please see "—The Commodities Futures Markets" below. The 19 current Index Commodities are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade ("CBOT").

The Index is a proprietary index that Dow Jones and AIGI developed and that Dow Jones, in conjunction with AIGI, calculates. The methodology for determining the composition and weighting of the Index and for calculating its value is subject to modification by Dow Jones and AIGI, at any time. At present, Dow Jones disseminates the Index value approximately every fifteen (15) seconds (assuming the Index value has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time) and publishes a daily Index value at approximately 4:00 p.m. (New York time), on each DJ-AIG Business Day (as defined below) on Bloomberg page DJAIG. A DJ-AIG Business Day is a day on which the sum of the Commodity Index Percentages (as defined below in "—Determination of Relative Weightings") for the Index Commodities that are open for trading is greater than 50%. For example, based on the weighting of the Index Commodities for 2005, if the Chicago Board of Trade ("CBOT") and the New York Mercantile Exchange ("NYMEX") are closed for trading on the same day, a DJ-AIG Business Day will not exist.

AIGI and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the Index, as well as the physical commodities, including commodities that are Index Commodities. AIGI and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of commodities or are linked to the performance of the Index. Certain of AIGI's affiliates may underwrite or issue other securities or financial instruments indexed to the Index and related indices, and AIGI and Dow Jones and their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the value of the Index. For instance, a market maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying Index components in order to hedge the market maker's position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the value of the Index. With respect to any of the activities described above, none of AIGI, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

The Dow Jones-AIG Commodity Index Oversight Committee

Dow Jones and AIGI have established the Dow Jones-AIG Commodity Index Oversight Committee to assist them in connection with the operation of the Index. The Dow Jones-AIG

Commodity Index Oversight Committee includes prominent members of the financial, academic and legal communities selected by AIGI and meets annually to consider any changes to be made to the Index for the coming year. The Dow Jones-AIG Commodity Index Oversight Committee may also meet at such other times as may be necessary.

As described in more detail below, the Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by AIGI under the supervision of the Dow Jones-AIG Commodity Index Oversight Committee, announced in July and implemented the following January. The composition of the Index for 2006 was approved by the Dow-Jones-AIG Commodity Index Oversight Committee at a meeting held on August 2005. The current composition of the Index is described below in "—Composition of the Index".

Four Main Principles Guiding the Creation of the Dow Jones-AIG Commodity Index

The Index was created using the following four main principles:

•	Economic Significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The Index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

•	Diversification. A second major goal of the Index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the Index is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

•	Continuity. The third goal of the Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the Index from year to year. The Index is intended to provide a stable benchmark, so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the Index.

•	Liquidity. Another goal of the Index is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These principles represent goals of the Index and its creators, and there can be no assurance that these goals will be reached by either Dow Jones or AIGI.

Composition of the Index

Commodities Available for Inclusion in the Index

A number of commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Index and which are the subject of a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange ("LME"), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange.

The 23 potential commodities currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, cattle, hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 Index Commodities selected for 2006 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts for Each Commodity

A futures contract known as a Designated Contract is selected for each commodity. With the exception of several LME contracts, where the Dow Jones-AIG Commodity Index Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, the Dow Jones-AIG Commodity Index Oversight Committee selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, the Dow Jones-AIG Commodity Index Oversight Committee selects the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the commodities included in the Index for 2006 are as follows*:

Index Breakdown by Commodity

Commodity	Designated Contract	Exchange	Units	Price Quote	Weighting*
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	$/metric ton	6.85%
Coffee	Coffee "C"	CSCE**	37,500 lbs	cents/pound	2.93%
Copper***	Copper	COMEX	25,000 lbs	cents/pound	5.88%
Corn	Corn	CBOT	5,000 bushels	cents/bushel	5.87%
Cotton	Cotton	NYCE	50,000 lbs	cents/pound	3.16%
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	$/barrel	12.78%
Gold	Gold	COMEX	100 troy oz.	$/troy oz.	6.22%
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/gallon	3.85%
Live Cattle	Live Cattle	CME****	40,000 lbs	cents/pound	4.35%
Lean Hogs	Lean Hogs	CME	40,000 lbs	cents/pound	6.09%
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	$/mmbtu	12.32%
Nickel	Primary Nickel	LME	6 metric tons	$/metric ton	2.65%
Silver	Silver	COMEX	5,000 troy oz.	cents/troy oz.	2.00%
Soybeans	Soybeans	CBOT	5,000 bushels	cents/bushel	7.77%
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	cents/pound	2.77%
Sugar	World Sugar No. 11	CSCE	112,000 lbs	cents/pound	2.97%
Unleaded Gasoline	New York Harbor Unleaded Gasoline	NYMEX	42,000 gal	cents/gallon	4.05%
Wheat	Wheat	CBOT	5,000 bushels	cents/bushel	4.77%
Zinc	Special High Grade Zinc	LME	25 metric tons	$/metric ton	2.70%

*	The column in the above table titled "Current Weighting" reflects the approximate weightings as of March 9, 2006 of the 19 commodities currently included in the Dow Jones-AIG Commodity Index.

**	CSCE is the Coffee, Sugar, Cocoa Exchange.

***	The Dow Jones-AIG Commodity Index uses the High Grade Copper Contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining weighting for the Index.

****	CME is the Chicago Mercantile Exchange.

In addition to the commodities set forth in the above table, cocoa, lead, platinum and tin also are considered for inclusion in the Dow Jones-AIG Commodity Index.

Commodity Group

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Index are assigned to "Commodity Groups". The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Index Breakdown by Commodity Group

Commodity Group	Commodities:
Energy	Crude Oil
Heating Oil
Natural Gas
Unleaded Gasoline
Precious Metals	Gold
Platinum
Silver
Industrial Metals	Aluminum
Copper
Lead
Nickel
Tin
Zinc
Livestock	Lean Hogs
Live Cattle
Grains	Corn
Soybeans Soybean Oil
Wheat
Softs	Cocoa
Coffee
Cotton
Sugar

Annual Reweightings and Rebalancings of the Dow Jones-AIG Commodity Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are normally determined each year in June or July by AIGI under the supervision of the Dow Jones-AIG Commodity Index Oversight Committee, announced in July and implemented the following January. The composition of the Index for 2006 was approved by the Dow Jones-AIG Commodity Index Oversight Committee at a meeting held in on August, 2005.

Determination of Relative Weightings

The relative weightings of the component commodities included in the Index are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares,

respectively. Each June, for each commodity designated for potential inclusion in Index, liquidity is measured by the Commodity Liquidity Percentage ("CLP") and production by the Commodity Production Percentage ("CPP"). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage ("CIP") for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Index (the "Index Commodities") and their respective percentage weights.

Diversification Rules

The Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

•	No related group of commodities designated as a "Commodity Group" (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the Index.

•	No single commodity may constitute more than 15% of the Index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index.

•	No single commodity that is in the Index may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year (the "CIM Determination Date"), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Index, are used to determine a "Commodity Index Multiplier" or "CIM" for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The Index is calculated by Dow Jones, in conjunction with AIGI, by applying the impact of the changes to the futures prices of commodities included in the Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Index commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior Index value to calculate the current Index value. Dow Jones disseminates the Index value approximately every fifteen (15) seconds (assuming the Index value has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time), and publishes a daily Index value at approximately 4:00 p.m. (New York time) on each DJ-AIG Business Day on its website at http://www.djindexes.com.

The Index Is a Rolling Index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ-AIG Business Days each month according to a pre-determined schedule. This process is known as "rolling" a futures position. The Index is a "rolling index".

Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Index will be adjusted in the event that AIGI determines that any of the following index calculation disruption events exists:

(a)	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day;

(b)	the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day's settlement price;

(c)	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or

(d)	with respect to any futures contract used in the calculation of the Index that trades on the LME, a quarterly observation date on which the LME is not open for trading.

Historical Closing Levels of the Dow Jones-AIG Commodity Index

Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the Notes. The historical Index levels do not give an indication of future performance of the Index. We cannot make any assurance that the future performance of the Index or the Index Commodities will result in holders of the Notes receiving a positive return on their investment. For purposes of determining the percentage change, the initial index level will be the closing level of the Index on the initial valuation date.

The graph below illustrates the performance of the Index from January 1991 through February 2006.

Source: http://www.djindexes.com/mdsidx/index.cfm?event=showAigDataCharts

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

License Agreement

"Dow JonesSM," "AIG®" "Dow-Jones-AIG Commodity IndexSM," and "DJ-AIGCISM" are registered trademarks or service marks of Dow Jones & Company, Inc. and American International Group, Inc. ("American International Group"), as the case may be, and have been licensed for use for certain purposes by Royal Bank of Canada. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such products.

Dow Jones, AIGI and Royal Bank of Canada have entered into a non-exclusive license agreement providing for the license to us, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is published by Dow Jones and AIGI, in connection with certain products, including the Notes.

The license agreement between Dow Jones, AIGI and us provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates to Royal Bank of Canada is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity IndexSM, which is determined, composed and calculated by Dow Jones in conjunction with AIGI without regard to Royal Bank of Canada or the Notes. Dow Jones and AIGI have no obligation to take the needs of Royal Bank of Canada or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity IndexSM. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to Notes customers, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIGI, American International Group and their respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Royal Bank of Canada, but which may be similar to and competitive with the Notes. In addition, American International Group, AIGI and their respective subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM and the Dow Jones-AIG Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity IndexSM and the Notes.

This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates. The information in the pricing supplement regarding the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity IndexSM components in connection with the Notes. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK OF CANADA, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIGI AND ROYAL BANK OF CANADA, OTHER THAN AMERICAN INTERNATIONAL GROUP AND ITS AFFILIATES.

The Commodity Futures Markets

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the Index are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as "short") and acquired by the purchaser (whose position is described as "long") or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin". This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called "variation margin" and make the existing positions in the futures contract more or less valuable, a process known as "marking to market".

Futures contracts are traded on organized exchanges, known as "contract markets" in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trade obtained the position. This operates to terminate the position and fix the trader's profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the Index has been comprised exclusively of futures contracts traded on regulated exchanges.

SPECIFIC TERMS OF THE NOTES

In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer—Legal Ownership" in the accompanying prospectus supplement and "Ownership and Book-Entry Issuance" in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series A" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank of Canada and JPMorgan Chase Bank, N.A., as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Royal Bank of Canada on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below. References to "Index" mean the Dow Jones-AIG Commodity Index.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Defeasance

There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

You will receive a cash payment at maturity that is based on the Percentage Change, which can be positive or negative. You will lose up to 25% of your principal amount at maturity if the Index declines between the initial valuation date and the final valuation date at a rate of 1% loss of principal for every 1% decrease in the Index level.

If the Final Index Level is greater than or equal to the Initial Index Level, then, at maturity, you will receive a cash payment equal to:

•	Principal amount + (principal amount x percentage change x participation rate)

If the Final Index Level is less than the Initial Index Level, then, at maturity, you will receive a cash payment equal to the greater of:

•	Principal amount + (principal amount x percentage change), or

•	The minimum redemption amount.

Percentage Change:    The percentage change is equal to the following (expressed as a percentage):

Final Index Level – Initial Index Level Initial Index Level

Participation Rate:    Will be determined on the pricing date. The participation rate will not be less than 105% or higher than 125%.

Minimum Redemption Amount:    The principal amount multiplied by 75%

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date—and therefore the maturity date—if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under "—Market Disruption Event" below.

Final Valuation Date

The final valuation date will be March 28, 2008, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the calculation agent will calculate a special final index level that will utilize the final settlement prices for those components of the Index that did not suffer a market disruption event on the date on which the final index level is to be determined. For those components of the Index that experience a market disruption event on that date, the calculation agent will calculate the final index level using the settlement price for such component of the Index on the first following business day on which the calculation agent determines that a market disruption event is not occurring with respect to that component; such day, the final valuation date. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Market Disruption Event

As set forth under "—Payment at Maturity" above, the calculation agent will determine the final index level on the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the final index level may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the settlement prices for those components of the Index that did not suffer a market disruption event on the date on which the final index level is to be determined and the settlement prices for those components of the Index that did suffer a market disruption event on the date on which the final index level is to be determined on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the final index level be postponed by more than ten business days.

If the determination of the final index level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the final index level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the settlement price of the components of the Index that would have prevailed in the absence of the market disruption event with respect to those components.

Any of the following will be a market disruption event:

•	the termination or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract included in the Index;

•	the settlement price of any such contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day's settlement price;

•	the Index is not published or if settlement prices are not published for any individual exchange-traded futures contract included in the Index; or

•	in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging" in this pricing supplement.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Commodity.

For this purpose, an "absence of trading" in the primary securities market on which option or futures contracts related to the Index or any Index Commodities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "—Default Amount".

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities—Modification and Waiver" and "—Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

Default Amount

The default amount for the Notes on any day will be an amount, in U.S. dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest—or, if there is only one, the only—quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If Dow Jones and AIGI discontinue publication of the Index and they or any other person or entity publish a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index then the calculation agent will determine the final index level and the amount payable at maturity by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on a date when the final index level is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of physical commodities, exchange-traded futures contracts on physical commodities or indices and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index Commodities, the exchange-traded futures contracts on the Index Commodities or the method of calculating the Index has been changed at any time in any respect—including any addition, deletion or substitution and any reweighting or rebalancing of the exchange-trade futures contracts on the Index Commodities and whether the change is made by Dow Jones and AIGI under their existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Commodities or is due to any other reason—that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the final index level or the amount payable at maturity, then the calculation agent may make adjustments in this method of calculating the Index that it believes are appropriate to ensure that the final index level used to determine the amount payable on the maturity date is equitable. For the avoidance of doubt, the annual reweighting and rebalancing of the Index each January, is a change that will not trigger such an adjustment. All determinations and adjustments to be made by the calculation agent with respect to final index level and the amount payable at maturity or otherwise relating to the level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

JPMorgan Chase Bank, N.A. will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the initial index level, the final index level, the percentage change and the amount payable in respect of your Notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to the Index and/or listed and/or over-the-counter options or futures on Index Commodities or listed and/or over-the-counter options, futures or exchange-traded funds on the Index prior to or on the trade date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Index or the value of the Index Commodities,

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or commodities, or

•	any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Index Commodities, listed or over-the-counter options or futures on Index Commodities or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Index or indices designed to track the performance of the Index or other components of the commodities market.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus. It applies to you only if you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership or other pass-through entity,

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This subsection describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Your Note will likely be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the "Contingent Debt Rules"). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

Under the Contingent Debt Rules, even though we will only make interest payments (if any) on the Note at maturity, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your note (the "comparable yield") and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your note prior to your receipt of cash attributable to such income.

We have determined that the comparable yield is         % per annum, compounded annually. We have also determined that the projected payment for the Notes, per $1,000 of principal amount, at the maturity date is $             for each Note (which includes the stated principal amount of the Note as well as the final projected payment). You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

Any gain you recognize upon the sale, exchange, redemption or maturity of your Note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Alternative Treatments.

Your Note could possibly be treated as a pre-paid derivative contract with respect to the Index. If the Notes are so treated, you should recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the Notes. In general, your tax basis in your Notes will be equal to the price you paid for it. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 15% where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Your holding period for your Notes will generally begin on the date after the issue date (i.e., the settlement date) for your Notes and, if you hold your Notes until maturity, your holding period will generally include the maturity date.

Your Note could also possibly be treated as partially a debt instrument with regard to the principal protection portion of the Note, and as partially a derivative with respect to the remainder.

Because of the absence of authority regarding the appropriate tax characterization of your Notes, it is possible that the Internal Revenue Service could seek to characterize your Notes in a manner that results in tax consequences to you that are different from those described above. For example, the Internal Revenue Service could possibly assert that any gain or loss that you recognize upon the maturity of the Notes should be treated as ordinary gain or loss. It is also possible that the Internal Revenue Service could assert that you should be required to accrue interest with respect to the 75% of your investment that you are guaranteed to receive upon maturity. You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your Notes for U.S. federal income tax purposes.

Supplemental Canadian Tax Considerations

The discussion below supplements the discussion under "Certain Income Tax Consequences—Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

Based, in part, upon the current administrative practices and policies published by the Canada Revenue Agency relating to equity index-linked notes, interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note (including the Index Return) to a Non-Resident Holder should not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to RBC Capital Markets Corp., and RBC Capital Markets Corp. has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corp., the agent, has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of         %. If you purchase less than $5,000,000 aggregate principal amount of the Notes in any single transaction during the initial public offering, the original public offering price for the Notes you purchase will be 100.00% of the principal amount. If you purchase $5,000,000 or more aggregate principal amount of the Notes in any single transaction during the original public offering, the original public offering price for the Notes you purchase will be 99.00% of the principal amount. The agent may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to         % of the principal amount of the Notes. The agent has advised us that, if it is unable to sell all the Notes at the public offering price, the agent proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, we or our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying Prospectus and Prospectus Supplement under the captions "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this prospectus supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated March [•], 2006, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP. Such documents will not be incorporated by reference into this Pricing Supplement or the accompanying Prospectus or Prospectus Supplement.

Additional exhibits to the Registration Statement to which this Pricing Supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

"Deloitte & Touche LLP BCE Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada Tel: (416) 601-6150 Fax: (416) 601-6590 www.deloitte.ca

EXHIBIT A

Auditors' Consent

We refer to the Preliminary Pricing Supplement No. 11 of Royal Bank of Canada (the "Bank") dated March 9, 2006 relating to the offering of US$                 Senior Global Medium-Term Notes, Series B, Commodity Real Return Notes due March 31, 2008 (Linked to the Dow Jones-AIG Commodity IndexSM), to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.

(signed) "Deloitte & Touche LLP"
Chartered Accountants

Toronto, Canada
March 10, 2006

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the agents. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

US$

Royal Bank of Canada

Senior Global Medium-Term Notes, Series A

Commodity Real Return Notes due March 31, 2008
(Linked to the Dow Jones-AIG Commodity IndexSM)

March     , 2006